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SEC FILE NUMBER
8-67538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MEDIOBANCA SECURITIES USA, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 BROADWAY, 37TH FLOOR
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS ALMERINI	(908) 944-9897	LALMERINI@RRBB.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

COHNREZNICK LLP
(Name – if individual, state last, first, and middle name)

1301 AVENUE OF THE AMERICAS	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __MASSIMILIANO PULA_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __MEDIOBANCA SECURITIES USA, LLC_____, as of __12/31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: _Independent Auditor's Report on Internal Control Required by CFTC Regulation 1.16_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Mediobanca Securities USA, LLC

A Wholly-Owned Subsidiary of Mediobanca – Banca di Credito Finanziario S.p.A.

(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information and
Report of Independent Registered Public Accounting Firm)

Six Months Ended December 31, 2025

Mediobanca Securities USA, LLC

Facing Page

Index



CohnReznick

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Mediobanca Securities USA, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mediobanca Securities USA, LLC (a limited liability company and wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A.) (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the period from July 1, 2025 to December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from July 1, 2025 to December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2007.

CohnReznick LLP

New York, New York
March 19, 2026

Mediobanca Securities USA, LLC
Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents		
Cash	$	390,109
Investment in money market fund		5,035,770
Total cash and cash equivalents		5,425,879
Deposit with clearing organization		100,000
Due from Parent		197,147
Accounts receivable		35,753
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $115,031		53,480
Deferred tax asset		168,187
Operating lease right-of-use asset		271,814
Prepaid income taxes		61,234
Total assets	$	6,313,494
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	84,110
Accrued payroll and related benefits		736,140
Due to Parent		105,930
Lease liability		310,827
Total liabilities		1,237,007
Member's equity		5,076,487
Total liabilities and member's equity	$	6,313,494

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Operations
Six Months Ended December 31, 2025

Revenue:	
Commission income – related party	$ 1,736,455
Research fee income	641,483
Dividend income	90,000
Placement fee income – related party	3,655
Total revenue	2,471,593
Expenses:	
Compensation and benefits	1,157,838
Professional fees	343,269
Clearing fees	177,667
Market data research	155,441
Regulatory fees	144,866
Rent	140,168
Travel and entertainment	82,005
Depreciation	42,100
Office	26,503
Communications	13,404
Insurance	8,582
Other expenses	35,135
Total expenses	2,326,978
Net income from operations	144,615
Other (expense):	
Cyber fraud loss	(1,600,000)
Loss before provision for income taxes	(1,455,385)
Provision for income taxes	-
Net loss	$ (1,455,385)

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Changes in Member's Equity
Six Months Ended December 31, 2025

Balance as of July 1, 2025	$ 6,531,872
Net loss	(1,455,385)
Balance as of December 31, 2025	$ 5,076,487

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Cash Flows
Six Months Ended December 31, 2025

Cash flows from operating activities:	
Net loss	$ (1,455,385)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	42,100
Amortization of right-of-use asset	98,748
Changes in operating assets and liabilities:	
Due from Parent	129,298
Accounts receivable	20,981
Prepaid income taxes	(61,234)
Other receivables	1,375,000
Accounts payable and accrued expenses	(10,060)
Accrued payroll and related benefits	(585,114)
Operating lease liability	(108,559)
Income taxes payable	(97,829)
Net cash used in operating activities	(652,054)
Net decrease in cash and cash equivalents	(652,054)
Cash and cash equivalents, beginning of the period	6,077,933
Cash and cash equivalents, end of the period	$ 5,425,879
Supplemental Disclosure of Cash Flow Information:	
Cash payments of income taxes	$ 159,063

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Notes to Financial Statements
Six Months Ended December 31, 2025

Note 1 - Business and summary of significant accounting policies

Business

Mediobanca Securities USA, LLC (the "Company"), a wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A. (the "Parent"), was formed as a Delaware limited liability company on August 23, 2006. The Company is registered with the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Industry Protection Corporation ("SIPC") to conduct its operations as an introducing broker of equity securities that will solicit business primarily in Italian securities traded on the Milan Stock Exchange, and may occasionally seek business for stocks traded on European and other exchanges. In November 2014, the Company was approved by FINRA to trade foreign options securities. In May 2015, the Company was approved by FINRA to participate in underwritings as a selling group member. The Parent is a member of various stock exchanges and is subject to the rules and regulations of such organizations. On December 12, 2022, the Company registered with the Commodity Futures Trading Commission ("CFTC") and is regulated by the National Futures Association ("NFA"). The Company can provide brokerage services for index derivatives that have futures contracts as the underlying security.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign (primarily Italian) securities, facilitates the execution of orders from the Parent's customers for the purchase and sale of securities traded in U.S. and Canadian markets, and facilitates investments by the Parent's clients in foreign sovereign debt securities. All such transactions are executed by the Parent. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's or the Parent's customers and the Parent's clearing broker. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with U.S. customers pursuant to the provisions of Rule 15a-6(a)(3). The Company also earns fees from providing research to its institutional clients.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Change in fiscal year

During 2025, the Company changed its fiscal year end from June 30th to December 31st. The accompanying financial statements are for the six-month transition period from July 1, 2025 to December 31, 2025.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company accounts for revenue under Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Note 1 - Business and summary of significant accounting policies (continued)

Commission income, placement fee income, and advisory fee income are all recognized by the Company when allocated to the Company by the Parent pursuant to revenue sharing agreements (see Note 2 – Related party transactions). The Parent allocates income monthly based upon the trades executed during the month. The majority of trades settle within three business days. Placement and advisory fee income is allocated once the related transactions are closed.

Commission income

Securities transactions and related commission revenue, which are all earned from the Parent, and expenses associated with customer transactions are recorded on a trade-date basis. In the statement of financial condition, due from Parent included $197,147 commissions receivable from the Parent at December 31, 2025 and $326,445 commissions receivable from the Parent at June 30, 2025.

Research fee income

Revenue from research fees is recognized when the amount is fixed and determinable at which time the Company bills its customers and collection is reasonably assured. In the statement of financial condition, accounts receivable included $21,500 research fees receivable and $14,253 dividends receivable at December 31, 2025 and $35,200 research fees receivable and $21,534 dividends receivable at June 30, 2025.

Placement fee income

Placement fees, which are all earned from the Parent, are recognized when the services are complete (performance obligation has been satisfied), revenues are earned and collection is determined as reasonably assured. No placement fees were receivable from the Parent at December 31, 2025 and at June 30, 2025.

Advisory fee income

Advisory fees, which are all earned from the Parent, are recognized when the services are complete (performance obligation has been satisfied), revenues are earned and collection is determined as reasonably assured. No advisory fees were receivable from the Parent at December 31, 2025 and at June 30, 2025.

Cash and cash equivalents

Cash consists of cash on deposit with a financial institution. Cash equivalents are investments in money market funds and investments with maturities of 90 days or less when purchased.

Furniture, equipment, and leasehold improvements

Furniture, equipment, and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives of five to seven years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the useful life or lease term.

Leases

The Company accounts for leases under ASC 842 for its financial statements and records right-of-use assets and lease liabilities for its operating leases. The right-of-use asset in the statement of financial condition represents the Company's right, as a lessee, to use an asset over the life of a lease. The Company records the right-of-use asset based on the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. The amortization period for the right-of-use asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset.

Note 1 - Business and summary of significant accounting policies (continued)

Income taxes

The Company has elected to be taxed as a corporation, and files separate income tax returns. The Company is accounting for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with accounting rules for uncertainty in income taxes. The Company has no unrecognized tax benefits at December 31, 2025. The Company's U.S. federal and state income tax returns prior to fiscal year 2023 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the six months ended December 31, 2025.

Effective July 1, 2025, the Company adopted the provisions of the Financial Accounting Standards Board's Accounting Standards Update 2023-09, *Improvements to Income Tax Disclosures*, which became effective for fiscal years beginning after December 31, 2024. Required disclosures are provided in Note 4 – Income taxes.

Stock-based compensation

The Parent allocates to the Company its portion of stock-based compensation. The fair value-based method of accounting prescribed by stock compensation accounting standards is used for the employee stock option program. Under stock compensation accounting standards, compensation expense related to the stock option program is determined based on the estimated fair value of options granted. For the six months ended December 31, 2025, there were no new options granted, no unexercised options were outstanding, and no stock-based compensation expense was incurred.

Credit risk

The Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed federal or other applicable insurance limits. The Company has not experienced any losses in such accounts. As of December 31, 2025, the amount in excess of federally insured limits was $5,035,770.

During the six months ended December 31, 2025, the Company invested a substantial portion of its cash in a money market fund. At December 31, 2025, $5,035,770 was invested in the JPMorgan 100% U.S. Treasury Securities Money Market Fund (the "Fund"). The Fund aims to provide the highest possible level of current income while still maintaining liquidity and providing maximum safety of principal. The Fund invests solely in debt securities of the U.S. Treasury, including Treasury bills, bonds, and notes. These investments carry different interest rates, maturities, and issue dates. The Company's investment in the Fund is held in its account at JPMorgan Chase Bank, N.A.

Substantially all of the commissions and placement fees are earned from the Parent. A majority of the commissions and placement fees earned relate to the European markets.

Mediobanca Securities USA, LLC
Notes to Financial Statements
Six Months Ended December 31, 2025

Note 1 - Business and summary of significant accounting policies (continued)

Credit losses

The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers. Accounts receivable are stated at amounts due from customers, net of an allowance for credit losses. The Company determines its allowance for credit losses by considering a number of factors, including the length of time trade accounts receivable are past due and the customer's current ability to pay its obligation to the Company. The Company writes off accounts receivable against the allowance account when they become uncollectible. The Company incurred no credit losses during the six months ended December 31, 2025 and as of December 31, 2025, and there was no balance for the allowance for credit losses.

Foreign currency

All transactions with the Parent are denominated in Euros and are converted into US dollars at the date of the transaction. Therefore, there is no exposure to foreign currencies as the transaction date and amounts ultimately received or paid are measured at the transaction date.

Note 2 - Related party transactions

The Company has commission-sharing and expense-sharing agreements with the Parent. Due from Parent at December 31, 2025, was $197,147, representing commissions due from Parent.

The commission-sharing agreements provide for 10% of the commission generated by the Company from its U.S. clients to be allocated to the Parent, with the residual 90% allocated to the Company. In addition, 33% of the commission generated by the Parent from the Parent's clients' trades in U.S. equity securities are allocated to the Company, with the residual 67% allocated to the Parent. In addition, 50% of the sales credits generated by the Parent for investments in fixed income securities placed with assistance from the Company are allocated to the Company as commission revenues. The allocation of commissions from the Parent serves as reimbursement for certain operating expenses relating to the Company's broker-dealer activities including trade execution, transaction clearance and settlement, research, administration services, and information services. As the customers are customers of the Parent, and predominantly conduct their business directly with the Parent, the Company records commission income on a net basis. Amounts due from the Parent relating to these commissions have no specified due date.

The Company has an expense-sharing agreement with the Parent regarding certain administrative expenses. For the six months ended December 31, 2025, administration expenses charged by the Parent were $35,967 and are included in professional fees on the accompanying statement of operations.

On June 23, 2023, the Company and the Parent entered into a Letter Agreement effective July 1, 2022, which states that should the Company not be able to generate enough volume of business to ensure that the revenues (the commissions paid or retroceded by the Parent) cover the costs incurred by the Company, the Company will receive from the Parent an additional remuneration that guarantees break-even pre-tax income from operations. The Company achieved an operating profit, exclusive of the cyber fraud loss, during the six months ended December 31, 2025; therefore, it received no loss reimbursement from the Parent pursuant to this agreement. Intercompany balances arising from this Letter Agreement will be settled separately from intercompany balances resulting from revenue- and expense-sharing agreements; accordingly, these balances are presented separately in the statement of financial condition. At December 31, 2025, due to Parent of $105,930 was owed to the Parent as a result of loss reimbursement payments received during the year ended June 30, 2023.

Note 3 – Deposit with clearing broker

In anticipation of commencing its execution of securities transactions, the Company entered into a clearing agreement with a clearing broker which will provide the clearing and depository operations for the Company's security transactions. Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $100,000.

Note 3 – Deposit with clearing broker (continued)

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Note 4 - Income taxes

The Company's taxable income differs from its pre-tax income due to certain non-deductible expenses and timing differences related to accrued bonuses, net operating loss carryforwards, and deferred rent. At December 31, 2025, the Company has deferred tax assets of $168,187 reported as an asset in the statement of financial condition and prepaid income taxes of $61,234 reported as an asset in the statement of financial condition.

The Company evaluated its valuation allowance at December 31, 2025, and determined the deferred income tax asset primarily related to accrued bonuses and deferred rent will more than likely be realized. Deferred tax assets arising from the cyber fraud loss incurred during the six months ended December 31, 2025 are fully offset by a valuation allowance since the ultimate realization depends on future recoverability which is not determinable at this time. The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 2025 are comprised of the following:

	As of December 31, 2025
Deferred tax asset	
Net operating loss	$ 519,975
Accrued bonuses	100,665
Deferred rent	17,645
Other	7,415
Total deferred tax asset	645,700
Valuation allowance	(477,513)
Deferred tax asset, net of allowance	$ 168,187

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is as follows:

	As of December 31, 2025
Statutory federal income tax rate	21.0%
State and local income taxes, net of federal tax benefit	8.1%
Other	1.0%
Valuation allowance on current period loss	(30.1%)
Effective tax rate	0.0%

Note 4 - Income taxes (continued)

The Company's tax provision for the six months ended December 31, 2025 was $-0- as follows:

	For the Six Months Ended December 31, 2025
Federal	
Current	$ -
Deferred	(334,260)
State and local	
Current	-
Deferred	(143,253)
Income tax expense (benefit), before valuation allowance	$ (477,513)
Change in valuation allowance	477,513
Income tax expense	$ -

During the six months ended December 31, 2025, the Company made the following tax payments:

	For the Six Months Ended December 31, 2025
Federal	$ 110,000
New York State	29,188
New York City	19,875
	$ 159,063

Note 5 - Commitments

Leases

The Company leases office space in New York City under a non-cancelable lease which expires on June 30, 2027. The Company adopted Topic 842 on June 1, 2022 and recognized leases with duration greater than 12 months on the statement of financial condition. The Company determines at contract inception if an arrangement contains a lease based on whether the Company obtains the right to control the use of specifically identifiable property for a period of time in exchange for consideration. The Company recorded the related operating lease right-of-use asset and liability at the present value of lease payments over the term. The Company estimates its incremental borrowing rate, at lease commencement, to determine the present value of lease payments since the Company's leases do not provide an implicit rate of return. The rate used was 7%. Lease expense is recognized on a straight-line basis over the lease term. At December 31, 2025, the remaining lease term was 18 months.

Note 5 – Commitments (c0ntinued)

Leases (continued)

Future minimum lease payments under such commitments are:

For the year ending December 31,		
2026	$	277,962
2027		141,392
Total operating lease payments		419,354
Less: imputed interest		(108,527)
Total lease liability	$	310,827

Rent expense for the six months ended December 31, 2025 was $140,168.

Note 6 - Furniture, equipment, and leasehold improvements

Furniture, equipment, and leasehold improvements consist of the following:

	Estimated useful lives	As of December 31, 2025
Office equipment	5 years	$ 33,496
Office furniture	7 years	67,728
Leasehold improvements	5 years	67,287
		168,511
Less accumulated depreciation & amortization		(115,031)
Total		$ 53,480

Depreciation expense for the six months ended December 31, 2025 was $42,100.

Note 7 - Employee benefit plan

Effective August 23, 2006, the Company established a 401(k) profit-sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to statutory limitations. For plan years beginning on and after July 1, 2007, the Company will contribute 3% of the participating employees' compensation. Employer contributions for the six months ended December 31, 2025 amounted to $104,658 and are included in compensation and benefits in the statement of operations.

Note 8 - Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also registered with the NFA and the CFTC and accordingly is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2025, the Company has net capital of $4,414,173, which exceeded the minimum requirement of $250,000 by $4,164,173. The Company's percentage of aggregate indebtedness to net capital was 21.87%.

Note 9 - Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as agents of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

Note 10 - Segment information

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of executing transactions for clients in equity securities and options on a riskless principal basis. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying statement of operations presents the segment revenue and expenses of this single reporting segment. Revenue included $1,740,110 earned from the Parent, and $731,483 earned from unrelated third parties. All revenues and expenses are allocated to the broker-dealer activities, and there is no significant variation in performance across different areas of the business.

The accompanying statement of financial condition presents all segment assets of this single reporting segment.

Note 11 – Cyber fraud loss

On July 7 and July 9, 2025, the Company made unauthorized wire payments totaling $1,600,000 to an unrelated third party as a result of a cyber fraud incident. Following the discovery of fraud in mid-July 2025, the Company initiated an investigation with the assistance of the Federal Bureau of Investigation. As of the date these financial statements were issued, the Company has been unable to recover any of the $1,600,000. The Company believes it may be able to recover $875,000 of the amounts disbursed but can provide no assurances that its recovery efforts will be successful. In the statement of operations, the unrecovered $1,600,000 is reported as a cyber fraud loss.

In connection with the same cyber fraud incident described above, on June 30, 2025 during the prior fiscal year the Company had wired $1,375,000 to the same unrelated third party. Whereas the Company was able to successfully recover this amount in August of 2025, prior to the issuance of its June 30, 2025 financial statements, the amount was reported as an other receivable on the Company's balance sheet at June 30, 2025. The recovery of the $1,375,000 in August of 2025 is reflected in the accompanying statement of cash flows for the six months ended December 31, 2025.

Note 12 – Subsequent events

The Company has evaluated the possibility of subsequent events affecting the financial statements through March 19, 2026, the date the financial statements were issued, and has determined that there are no other material events that would require disclosure in the financial statements.


Mediobanca Securities USA, LLC
SCHEDULE I – Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025


Net Capital:	
Total member's equity	$ 5,076,487
Liabilities subordinated to claims creditors	-
Total capital and allowable subordinated liabilities	5,076,487
Deduct nonallowable assets	
Due from Parent	197,147
Accounts receivable	35,753
Furniture, equipment, and leasehold improvement, net of accumulated depreciation of $115,031	53,480
Deferred tax asset	168,187
Prepaid income taxes	61,234
Total nonallowable assets	515,801
Net Capital before haircuts on securities positions	4,560,686
Haircuts on securities owned	146,513
Net Capital	$ 4,414,173
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 84,110
Accrued payroll and related benefits	736,140
Due to Parent	105,930
Excess of lease liability over operating lease right-of-use asset ($310,827 minus $271,814)	39,013
Aggregate indebtedness:	$ 965,193
Computation of basic net capital requirement	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000 minimum dollar net capital requirement)	$ 250,000
Excess net capital	$ 4,164,173
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement	$ 4,114,173
Percentage of aggregate indebtedness to Net Capital	21.87%

There is no material difference between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report as of December 31, 2025.


See Report of Independent Registered Public Accounting Firm.


Mediobanca Securities USA, LLC
SCHEDULE II – Computation for Determination of
Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm.

Mediobanca Securities USA, LLC
SCHEDULE III – Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm.



CohnReznick LLP
cohnreznick.com

<u>Independent Auditor's Report on Internal Control Required by CFTC Regulation 1.16</u>

To the Member and Board of Directors
Mediobanca Securities USA, LLC

In planning and performing our audit of the financial statements and supplemental schedules (collectively "the financial statements") of Mediobanca Securities USA, LLC (a limited liability company and wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A.) (the "Company") as of and for the period from July 1, 2025 to December 31, 2025, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), we considered the Company's internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have evaluated the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This included practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3), we did not evaluate the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control over financial reporting and the practices and procedures referred to in the preceding paragraph. Two of the objectives of internal control over financial reporting and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are being executed only in accordance with management's authorization and recorded as necessary to permit preparation of financial statement in conformity with U.S. generally accepted accounting principles Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control over financial reporting and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control over financial reporting that might be material weaknesses and therefore, material weaknesses may exist that were not identified.

We identified the following deficiency in control activities for safeguarding customer and firm assets that we consider to be a material weakness, and therefore a material inadequacy as of and during the period from July 1, 2025 to December 31, 2025, the Company identified an unauthorized payment totaling $1,600,000 that occurred in July 2025 due to deficiencies in the implementation of certain controls designed to prevent the misappropriation of assets through unauthorized transactions. As of December 31, 2025, this amount has not yet been recovered. Management has taken steps to remediate this deficiency with the intent to prevent similar unauthorized transactions from occurring in the future.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except for the matter described above that we consider to be a material inadequacy, were adequate at December 31, 2025, to meet the CFTC's objectives.

This communication is intended solely for the information and use of the Member, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be, and should not be, used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
March 19, 2026